UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

August 2019

Commission File Number: 1-14542

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
(Translation of registrant's name into English)

Bermuda
(Jurisdiction of incorporation or organization)

7/Fl. B, No. 132
Min-Sheng East Road, Sec. 3
Taipei, 105, Taiwan
Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

The Registrant issued two press releases, one on May 13, 2019 and another on June 26, 2019, copies of which are attached hereto as Exhibit 99.1 and 99.2 and are incorporated herein by reference.

Exhibit Number	Description

99.1	Press Release dated May 13, 2019
99.2	Press Release dated June 26, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
(Registrant)

Date: August 14, 2019	/s/ Ivan Hsia
Ivan Hsia
Chief Financial Officer